UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

NAUTILUS, INC.

(Exact name of Registrant as specified in its charter)

Washington	001-31321	94-3002667
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

17750 S.E. 6th Way Vancouver, Washington	98683
(Address of Principal Executive Offices)	(Zip Code)

Wayne M. Bolio, 360-859-2900

(Name and Telephone Number, including area code, of person to contact in connection with this Report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure Report

This disclosure for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities and Exchange Act of 1934, as amended (the “Rule”). Unless otherwise indicated, the terms “Company”, “Nautilus”, “we”, “us”, and “our” refer to Nautilus, Inc., a Washington corporation, together with its subsidiaries.

We have evaluated our products in accordance with the Rule and determined that tantalum, tin and gold, which are “conflict minerals” as defined in the Rule, are necessary to the functionality or production of certain of our products.

All of our finished products and product components are produced by third-party manufacturers, who are responsible for the sourcing of raw materials necessary to produce finished products or product components to our specification. We exercised due diligence regarding the source and chain of custody of our conflict minerals by conducting a supply-chain survey and/or making inquiries with direct suppliers of products or product components potentially containing conflict minerals. We do not currently have sufficient information from our suppliers or other sources to determine the country of origin of the conflict minerals in our products or to identify the facilities used to process those conflict minerals. We are therefore unable, after exercising our due diligence, to determine whether our products contain conflict minerals that may have originated from the Democratic Republic of the Congo or an adjoining country.

Item 1.02	Exhibit

A copy of our Conflict Minerals Report for the reporting period January 1, 2013 to December 31, 2013 is filed as Exhibit 1.02 hereto and is also available at our website www.nautilusinc.com under the heading “Investors - SEC Filings.”

Section 2 Exhibits

Item 2.01	Exhibits

Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NAUTILUS, INC.

By:	/s/ Wayne M. Bolio
Wayne M. Bolio
Senior Vice President, Law and Human Resources, General Counsel

Date: December 31, 2014